SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
AMENDMENT NO.1 TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIGITAL RIVER, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

1.25% Convertible Senior Notes due 2024
(Title of Class of Securities)

25388B AB 0
25388B AA 2
(CUSIP Number of Class of Securities)
25388B 10 A
(CUSIP Number of Underlying Common Stock)

Kevin L. Crudden
Vice President and General Counsel
Digital River, Inc.
9625 West 76th Street
Eden Prairie, Minnesota 55344
(952) 253-1234
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:
Julia Vax
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$195,487,500	$7,683
*	Calculated solely for purposes of determining the filing fee. The purchase price for the 1.25% Convertible Senior Notes due 2024, as described herein, is $1,002.50 per $1,000 principal amount. As of December 1, 2008, there was $195,000,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $195,487,500. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,683	Filing party:	Digital River, Inc.
Form or Registration No.:	SC TO-I/005-55021	Date filed:	December 4, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed by Digital River, Inc., a Delaware corporation (the “Company”) on December 4, 2008, with respect to the right of each holder (each, a “Holder”) of the Company’s 1.25% Convertible Senior Notes due 2024 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of June 1, 2004, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”) (the “Indenture” ). The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 1.25% Convertible Senior Notes due 2024 issued by the Company, dated December 4, 2008 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Put Option.”
     This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.
     The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
ITEMS 1 THROUGH 11.
     The Schedule TO is hereby amended and supplemented by adding the following:
     The Put Option expired at 5:00 p.m., New York City time, on December 31, 2008. The Company has been advised by the Trustee, as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount at maturity of $186,195,000 were validly tendered and not withdrawn for repurchase. The Company has accepted for repurchase all such Notes. The repurchase price of the Notes was equal to $1002.50 per $1,000 principal amount at maturity of the Notes. Accordingly, the aggregate purchase price for all of the Notes validly tendered for repurchase was approximately $186,660,500. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent to distribute to the Holders. Following the Put Option, an aggregate principal amount at maturity of $8,805,000 of the Notes remain outstanding.

ITEM 12. EXHIBITS.

Exhibit
Number	Description
(a)(1)(A)	Company Notice to Holders of the 1.25% Convertible Senior Notes due 2024 issued by the Company, dated December 4, 2008.*

(a)(5)(A)	Press Release issued by the Company on December 4, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 000-24643) filed on December 4, 2008).

(a)(5)(B)	Press Release issued by the Company on January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 000-24643) filed on January 5, 2009).

(d)(1)	Indenture dated as of June 1, 2004, between the Company and Wells Fargo Bank, National Association, as trustee, relating to the 1.25% Convertible Senior Notes due 2024 (incorporated by reference to the Company’s Form 8-K (SEC File No. 000-24643) filed on July 13, 2004.

(g)	None.

(h)	None.

*	Previously filed.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DIGITAL RIVER, INC.
By:	/s/ Thomas M. Donnelly
	Name:	Thomas M. Donnelly
	Title:	Chief Financial Officer
Date: January 5, 2009

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)	Company Notice to Holders of the 1.25% Convertible Senior Notes due 2024 issued by the Company, dated December 4, 2008.*

(a)(5)(A)	Press Release issued by the Company on December 4, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 000-24643) filed on December 4, 2008).

(a)(5)(B)	Press Release issued by the Company on January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 000-24643) filed on January 5, 2009).

(d)(1)	Indenture dated as of June 1, 2004, between the Company and Wells Fargo Bank, National Association, as trustee, relating to the 1.25% Convertible Senior Notes due 2024 (incorporated by reference to the Company’s Form 8-K (SEC File No. 000-24643) filed on July 13, 2004.

(g)	None.

(h)	None.

*	Previously filed.